
Boo!

meredith

UBS 41st Annual Global Media and Communications Conference
December 10, 2013

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

- Meredith Overview
- National Media Group Growth Strategies
- Local Media Group Growth Strategies
- Financial Strategy

Strong Investment Thesis

1. **Powerful media and marketing company:**
   - A) Trusted national brands and an unrivaled female reach
   - B) Leading full-service global digital marketing agency
   - C) Portfolio of highly-rated television stations in fast-growing markets
   - D) Creative advertising and marketing solutions for clients

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**

Meredith at a Glance

National Media
$1.1 Billion

- 100 million audience
- 50 million web visitors
- Growing licensing business
- Leading full-service marketer

Local Media
$375 Million

- 12 TV stations reaching 10% of U.S. households
- 60 million page views
- Daily nationally syndicated show

Our National Media Group Reaches 100 Million American Women


fitness
EveryDay
ITALIAN ISSUE!
baby
FamilyFun
Parents
allrecipes.com
FamilyCircle
Better Homes
Journal
MORE
EatingWell
TRADITIONAL HOME
YOUNG ADULTS
18M
YOUNG FAMILIES
12M
ESTABLISHED FAMILIES
26M
WOMEN OF WORTH
19M

Leading Global Digital Marketing Agency

mxm

Our capabilities:

- Digital CRM
- Social media
- Mobile marketing
- Web design
- Database marketing
- Healthcare marketing
- Custom publishing
- International

Our clients:

kraft foods, adidas, Coca-Cola, Wells Fargo, Nestlé, NBC, ABInBev, Lowe's, KIA, PINK Victoria's Secret, American Express, Mitsubishi Motors

Attractive Television Station Group



* Portland
(FOX + MYTV)
Saginaw
(CBS)
* Springfield (CBS)
Hartford (CBS)
Kansas City
(CBS + MYTV)
Las Vegas
(FOX)
Phoenix
(CBS)
Nashville
(NBC)
* Greenville
(FOX)
Atlanta
(CBS + WPCH)

Monetizing Audience Scale Across Platforms


MEREDITH DIGITAL
MAGAZINE BRANDS
NATIONAL / LOCAL TV
MEREDITH VIDEO STUDIOS
HISPANIC VENTURES
meredith
MEREDITH XCELERATED MARKETING
DATABASE MARKETING
EXPERIENTIAL MARKETING
RESEARCH / CONSUMER INSIGHTS
RETAIL / BRAND LICENSING
MEREDITH PRINT ADVANTAGE
MEREDITH CREATIVE SOLUTIONS

Growing Earnings Per Share


$2.03
$2.81
$2.91
9% CAGR
2009
2011
2013

Fiscal years
From continuing operations before special items

Pursuing Three Parallel Paths

- Organically grow **existing businesses**

- Continue as **industry consolidator** in print & related media

- Aggressively grow our **local television station group**

Executed Series of Strategic Growth Initiatives

- **Acquisitions expanded consumer reach and category diversity**
  - *Every Day with Rachael Ray*
  - *FamilyFun* and *EatingWell*
  - *Parenting and BabyTalk*



EveryDay
with Rachael Ray
super fun taco night!
SLOW COOKER SUPPERS
82 EASY PARTY IDEAS
FamilyFun
Hearts & Crafts
EatingWell
The Best of Spring

- **Increased digital presence**
  - Purchased Allrecipes.com, World's #1 food site
  - Created Meredith Women's Digital Network
  - Introduced tablet editions and mobile apps

meredith digital

allrecipes.com

- **Expanded licensing business**
  - Major expansion of Walmart program
  - Licensed BHG real estate to Realogy
  - Expanded international licensing activities



Walmart

Better Homes and Gardens. REAL ESTATE

Executed Series of Strategic Growth Initiatives

- **Enhanced our broadcasting business**
  - Significantly increased news hours
  - Grown advertising revenues
  - Management agreement with Peachtree in Atlanta
  - Increased retransmission revenues
  - Expanded *The Better Show's* national footprint






KWNR

Agenda

- Meredith Overview
- National Media Group Growth Strategies
- Local Media Group Growth Strategies
- Financial Strategy

National Media Growth Strategies

- Keep our **creative vibrant and relevant**
- Prove the **effectiveness of magazine advertising**
- Increase **consumer revenue**
- Expand our **digital business**
- Aggressively pursue **consolidation**

Keep our Creative Vibrant and Relevant


70% Growth
68
115
2001
2013

Adult Readership in Millions


Better Homes and Gardens
refresh any room!
FamilyCircle
Parents
136 WAYS TO RAISE A CREATIVE THINKER
american baby
BE A BABY WHISPERER
TORCH MORE FAT
FLAT ABS, GREAT BUTT
GET OUT!
EveryDay with Rachael Ray
44 QUICK WEEKNIGHT MEALS
MAKE PIZZA ON YOUR STOVE!
FamilyFun
creativity begins at home
EatingWell
43 QUICK & HEALTHY FALL RECIPES
RED-HOT & DELICIOUS

Source: MRI

Prove Effectiveness of Magazine Advertising

- **Food:**
  - #1 player
  - 20% share


SAVE, SAVE, SAVE!
EveryDay
with Rachael Ray
FRESH FAST FUN SUPPERS!
allrecipes
top-rated recipes from the best home cooks!
STRESS-LESS WEEKNIGHT MEALS


EatingWell
EveryDay
BEST NEW COMFORT FOOD!


shoppinglist
allrecipes.com

- **Parenthood:**
  - #1 player
  - 40% share


FamilyFun
Parents
raise a kid who won't give up
calm your crying baby


american baby
FamilyFun
get outdoors!


baby names


american baby
FREE Money Saving Coupons
FOR MORE FREE OFFERS, GO TO www.americanbaby.com/free TODAY!

- **Home:**
  - #1 player
  - 40% share


Better Homes and Gardens
GREAT GET-TOGETHERS


make it yourself
70+ Amazing Crafts to Make Now!


KITCHEN + BATH IDEAS
Fresh Updates
How to Get the Look You Love


TRADITIONAL HOME
Reinvent your Rooms
Midwest Living
CELEBRATE SPRING!



Innovating with the Meredith Sales Guarantee



July 25, 2011

AdvertisingAge

http://adage.com

Meredith Guarantees Top Advertisers Sales Gains

Publisher Promises Free Space if Marketers Don't Meet Pre-arranged ROI Goal

By Nat Ives

Meredith, the publisher of large-circulation magazines such as Better Homes and Gardens and Ladies' Home Journal, is beginning to guarantee some of its biggest advertisers that major ad campaigns in Meredith titles will actually increase their sales by a certain amount.

If a guaranteed campaign doesn't make cash registers ring as much as Meredith promises, the company will make the advertiser whole -- most likely by providing ad space for free until it has delivered the return on investment that it pledged.

Many details will be hammered out on a case by case basis, but the program is the latest step toward greater accountability for media sellers and more assurance for marketers scrutinizing every dollar they spend.

"We've been hearing over and over again, and stronger in the past few years, that clients are demanding ROI," said Tom Harty, president of Meredith's National Media Group, which houses the company's magazines. "They're being challenged by their CEOs and their procurement officers to prove that they're generating sales."

Time Inc. recently began guaranteeing Starcom MediaVest clients making big enough ad buys that a certain number of people will recall their ad campaigns or respond in some way, whether by buying the product, visiting its website, calling an 800 number or telling a friend about it. Some independent magazines promise qualifying advertisers that they will generate more reader recall or response than most of the other titles the advertisers use.

But most magazines, like most media sellers and ad buyers, rely on measures less directly linked with actual ad performance. "The medium of magazines has used proxies for proof of performance like a circulation statement," said Britta Ware, VP-research solutions at Meredith's National Media Group. "And an ad agency and a procurement officer has used price as a proxy for value."

No magazines seem to have specifically guaranteed sales lift before now. "We are defending print a little bit," Mr. Harty said.

Ad buyers and marketers might appreciate the move. "As an agency, we are really focused on changing our own compensation to be tied to performance," said Jacki Kelley, global CEO at Universal McCann. "So to see a media company do the same is really encouraging."

(Continued on back)

Objective:

Prove that advertising in Meredith magazines drives sales…and guarantee it!

meredith SALES GUARANTEE
analytics by nielsen

- 30+ participating brands
- Average sales lift = +9%
- Average ROI = $7.81

Increase Consumer Revenue

- Move consumers to credit card auto renewal
- Increase price points for subscriptions
- Encourage tablet adoption
- Increase online subscription acquisition and renewal

Successfully Migrating Consumers Online



Better Homes and Gardens
$10,000
Finish my Room
SWEEPSTAKES
Enter to WIN $10,000 to help finish projects in the room of your choice!
*Full Name:
*City:
*Address 1:
*State/*Zip:
Address 2:
*Email:
Select Payment Method:
Choose Option:
Credit Card Number:
Exp. Date (mm/yy):
Norton SECURED
Enter Now
Enter now without subscription | Official Rules
Give a Gift Subscription | Canadian Subscription | Shop Our Store | Privacy Policy | Terms of Service



BuzzFeed
The Best Thing You Ate In 2012
Recipe.com
20,000
recipes from brands
Thanks for signing up!
You'll begin receiving your recipe newsletter in the next few days.
To browse our recipes now, click the button below!
Browse Now



FITNESS Magazine
Try our easy calculator to find your healthy weight. Plus check out our latest workouts!
What's Your BMI?
4,033
195
130

Online Subscriptions



0.8
1.4
5.5
7.2
2009
2011
2013
2014 Target

#s in millions

Growing Brand Licensing Activities


MDVIP
10 Ways to Sneak In a Workout
fitness
1,500-Calorie Level

Digital syndication


Better for less
Better Homes and Gardens Products
Only at Walmart
Get the Better Homes and Gardens look in every room of your house with our editor-inspired pieces.
Walmart
Save money. Live better.

Retail products



Furniture

meredith
brand licensing



Floral arrangements


Better Homes and Gardens
父母世界 Parents
Наш домашний
Better Homes and Gardens

International media licensing

Better Homes and Gardens.
REAL ESTATE

Real Estate

Expanding Our Digital Business

Monthly Unique Visitors

FOOD


allrecipes.com
Recipe.com
EatingWell
Every Day

30 Million

HOME


Better Homes and Gardens
WIN DECOR PRIZES!
Watch: How to Arrange Living Room Furniture
Midwest Living
TRADITIONAL HOM

12 Million

MOMS


Parents
ONLY $7.99
FamilyFun Magazine
American Baby Magazine
parenting
babytalk
FamilyCircle

11 Million

LIFESTYLE


divine caroline
fitness
FULL YEAR
Journal
MORE

5 Million

Expanding the Allrecipes Brand

- No. 1 recipe site in the U.S. and world
- 30 million monthly unique visitors
- No. 1 food recipe channel on YouTube
- No. 1 downloaded Android, iPhone and iPad recipe applications
- **Growth plan is being successfully executed across business:**
  - **Print**
  - **Television/Video**
  - **Tablet/Mobile**
  - **Social media**
  - **International**



Daisy Brand
Chicken Nachos
Featured Videos
The Ultimate Steak Sandwich
NEW! Menu Planner
Good Food Tastes Better with a Dollop of Daisy
Popular Collections



1/2 OFF
Menu Planner!
supportingmembership
Yes, I Want Menu Planner
Save Time
Save Money
Eat Better
allrecipes.com

The New Allrecipes Magazine

- Guaranteed 500,000 ratebase
- Six-time annual frequency
- Excellent advertiser response


allrecipes
stir things up
WE'RE BRAND NEW!
Cookies with 1,000+ rave reviews!
Make-ahead breakfast casseroles
5-star comfort food
kitchen gifts you like to give (and get!)
fast, easy, awesome chicken
DECEMBER/JANUARY 2014
PERFECT PRIME RIB, PAGE 57
PARTY TIME, PAGE 60
POTATO PANCAKES, PAGE 88
SOUP SUPERSTAR, PAGE 118
WEEKNIGHT FAVES, PAGE 98

Allrecipes Mobile Expansion



"Top 50 App!"
-TIME Magazine
NOKIA
RESULTS
Recipe Details
World's Best Lasagna
Prep Time: 30 Mins
Cook Time: 2 Hrs 30 Mins
Ingredients
1 pound sweet Italian sausage
3/4 pound lean ground beef



allrecipes
STRESS-LESS WEEKNIGHT MEALS
Get your FREE TRIAL ISSUE now!
Discover a whole new way to whip up 5-star dishes your whole family will love –plus get hearty meals to the table fast, one-of-a-kind recipes that make every occasion special, smart cooking shortcuts and so much more! Digital editions with all the benefits of hassle-free automatic renewal are available on iPad®, select Android® devices, Nook® and the Kindle Fire®.
Try your first issue FREE! Learn More
Download on the App Store
kindle fire
nook
GET THE MAGAZINE ON Google play
zinio
CLICK HERE
CLICK HERE
CLICK HERE
CLICK HERE
CLICK HERE
Apple, the Apple logo and iPad are trademarks of Apple Inc., registered in the U.S. and other countries. App Store is a service mark of Apple Inc.
AMAZON, KINDLE, and the KINDLE FIRE are trademarks of Amazon.com, Inc. or its affiliates.
NOOK is a registered trademark of Barnes & Noble, Inc. Also available through the Nook App on Windows 8.
Available on Android™ devices. Android, Google Play and other marks are trademarks of Google Inc.
Available on Android, iPad®, Mac and PC. Zinio is a trademark of Zinio, LLC.



Digital Edition now available!
TRY IT FREE
Available on the App Store
allrecipes

Allrecipes Television/Video Expansion

Segments on *The Better Show*

- 160+ television markets
- Reaches 80% of U.S. households
- 90 million homes on Hallmark Channel









Video Cookbook



National Media Group Summary

- Investing to keep our **brands relevant** and grow consumer connection
- Proving magazine advertising effectiveness with **Meredith Sales Guarantee**
- Implementing circulation, licensing and commerce strategies to **increase consumer-generated revenues**
- **Expanding our digital business** including online, mobile, video, social
- Aggressively pursuing **industry consolidation:**


BOOST YOUR ENERGY
FLAT ABS!
Parents
FamilyCircle
EatingWell
43 QUICK & HEALTHY FALL RECIPES
RED-HOT & DELICIOUS
allrecipes.com
Search
RECIPE BOX
SHOPPING LISTS
How to Make Buttermilk Fried Chicken
PHOTO BY: Dixie'sMom
EveryDay with Rachael Ray
44 QUICK WEEKNIGHT MEALS
MAKE PIZZA ON YOUR STOVE!
FamilyFun
creativity begins at home

Agenda

- Meredith Overview
- National Media Group Growth Strategies
- Local Media Group Growth Strategies
- Financial Strategy

Strong Broadcast Financial Performance

Revenues


$275
$322
$376
2009
2011
2013

$ in millions

Operating Profit


$43
$89
$126
2009
2011
2013

$ in millions

Local Media Group Growth Strategies

- Enhance our strong **local news** presence
- Grow **advertising** revenues
- Increase **retransmission** revenues
- Embrace **new platforms**
- Expand our **broadcasting footprint**

Enhance Strong Local News

Hartford	#1 in all newscasts #1 sign-on to sign-off
Portland	#1 in morning and late news
Las Vegas	#1 morning and late news
Saginaw	#1 in all newscasts #1 sign-on to sign-off
Nashville	#1 in evening news

Grow Advertising Revenues


$257
$24
$233
$291
$35
$256
$308
$39
$269
FY09
FY11
FY13
Non-political advertising
Political advertising

#s in millions

Increase Retransmission Revenues

Network Affiliation (Market)	Renewal Date
CBS (Hartford & Springfield)	April, 2016
(Atlanta, Kansas City, Phoenix, Saginaw)	April, 2017
FOX (Portland, Las Vegas, Greenville)	December, 2017
NBC (Nashville)	December, 2013

Embrace New Platforms

Annual Website Page Views


410
430
560
650
1 Billion
FY09
FY10
FY11
FY12
FY13


dyle
HOME
LIVE TV
Now Playing
Check Signal
FOX
The Dr. Oz Show (4:00 PM - 5:00 PM)
Ellen DeGenerous Show (4:00 PM - 5:00 PM)
Caso Cerrado (4:00 PM - 5:00 PM)
The Magic School Bus (4:00 PM - 5:00 PM)
belkin


Officers looking for gunman after NE Portland shooting
Hourly Forecast
MOST WANTED
Latest News

#s in millions

Embrace New Platforms

The Better Show

- Daily lifestyle program syndicated in 160 markets
- Renewed for 7th season
- Secured national cable distribution on the Hallmark Channel – 90 million U.S. homes
- Syndication fee plus added exposure


Better
Better

Custom Video Creation

- Significant native advertising with K-Mart and Mohawk Carpet

Local Media Group Summary

- Increasing our **news presence** to grow our consumer connection
- Growing **non-political and political advertising** revenues
- Increasing **retransmission** revenues
- Embracing **new platforms** including digital, mobile and original programming
- Pursuing opportunities to **expand our television footprint**

Agenda

- Meredith Overview
- National Media Group Growth Strategies
- Local Media Group Growth Strategies
- Financial Strategy

Commitment to Total Shareholder Return

1. Current annualized dividend of $1.63 per share

2. $100 million share repurchase program

3. Ongoing strategic investments to scale business and build shareholder value

History of Growing Dividends



Annual Dividends
16% CAGR
$0.38
$0.56
$0.74
$0.90
$1.15
$1.63
42% increase over 2 years
2003
2005
2007
2009
2011
2013

History of Buying Back Stock



$30
$165
$370
$545
$575
$655
FY03
FY05
FY07
FY09
FY11
FY13

$ in millions
Cumulative

Two-Year TSR Results Exceeding Top Quartile



Expected Future Returns
In October 2011
7-8%
13-14%
S&P 500
Top Quartile



Actual Returns
Since October 2011
49%
115%
127%
S&P 500
Top Quartile
Meredith

Multiple sources including BCG Investor Survey, Value Line and Bloomberg
** Represents the period of Oct. 25, 2011 to Oct. 24, 2012*

Fiscal 2014 Earnings Per Share Outlook

Second Quarter:	**$0.65 to $0.70**
Full Year: **(Established July 25, 2013)**	**$2.60 to $2.95**

Strong Investment Thesis

1. **Powerful media and marketing company:**
   - A) Trusted national brands and an unrivaled female reach
   - B) Leading full-service global digital marketing agency
   - C) Portfolio of highly-rated television stations in fast-growing markets
   - D) Creative advertising and marketing solutions for clients

2. **Experienced management team with a proven record of operational excellence and value creation**

3. **Committed to Total Shareholder Return strategy**